Filed by Pilgrim’s Pride Corporation pursuant

to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and

Rule 14d-2 of the Securities Exchange Act of 1934

Subject Company: Gold Kist, Inc.

Commission File Number: 000-50925

Date: August 21, 2006

The following frequently asked questions were posted in Pilgrim’s Pride Corporation’s external website:

Pilgrim’s Pride Corporation’s Proposal for Gold Kist, Inc.

Frequently Asked Questions (FAQs)

1.	What is Pilgrim’s Pride proposing to Gold Kist?

On August 18, 2006, we proposed combining Pilgrim’s Pride and Gold Kist to create the world’s leading chicken producer. We believe this combination will create substantial value for our respective shareholders, employees, business partners and other constituencies. Pilgrim’s Pride has proposed purchasing all of the outstanding shares of Gold Kist common stock for $20.00 per share in cash in a negotiated transaction. This represents a premium of approximately 55% over Gold Kist’s closing stock price of $12.93 on August 18, 2006. This transaction is valued at approximately $1 billion, plus the assumption of Gold Kist’s debt of $144 million.

2.	If Pilgrim’s Pride has already been discussing this combination with Gold Kist privately, why has the offer now been made public?

We have been in discussions with Gold Kist, but so far have been unable to reach a negotiated agreement to combine our companies. Our goal has always been to work jointly with Gold Kist to reach an agreement that satisfies both parties, and we look forward to the opportunity to meet soon with Gold Kist to discuss our proposal.

To preserve our flexibility in respect to the proposed combination, we made our offer public on August 18, 2006, because that was the deadline contained in Gold Kist’s by-laws to submit shareholder proposals and director nominations for consideration at the next annual meeting of Gold Kist shareholders. We submitted a proposal to adjust the number of directors on Gold Kist’s board and submitted a slate of nine nominees for election to Gold Kist’s Board at the next annual meeting.

3.	What will the proposed combination mean for employees? Will there be any job reductions as a result of this combination?

We believe the combination of Pilgrim’s Pride and Gold Kist will generate substantial benefits for the employees, customers, business partners and shareholders of both companies. Over the long term, we believe this combination will result in greater career opportunities for employees as we move forward and grow together.

Based on our knowledge of the industry and the public information available to us, we do not anticipate any significant plant consolidations or headcount reductions in Gold Kist’s current production operations.

4.	What will the combination mean for customers?

By combining Pilgrim’s Pride with Gold Kist, we will be able to expand our geographic reach and customer base, allowing us to compete more efficiently and provide even better service to customers. Until a combination can be completed, it will be business as usual at Pilgrim’s Pride with a continued focus on exceeding our customers’ expectations for service, quality and value.

1

5.	What will the combination mean for growers?

Please be assured that Pilgrim’s Pride values the relationships we have built through the years with our growers. Our growers play an important role in our success. Like Pilgrim’s Pride, Gold Kist has a long history of establishing strong working relationships with its growers. Both companies share a similar commitment to these important relationships with growers, and we intend for this commitment to remain just as strong within the culture of the combined company. Our goal remains the same: to work jointly with Gold Kist to reach an agreement that is a “win-win” for everyone

We believe this combination will be attractive to Gold Kist’s former co-op members who are still active contract growers. We are well aware of the unique relationship Gold Kist has built with its growers and we are committed to continuing the Grower’s Council they have established. In addition, as a result of our November 2003 acquisition of ConAgra Food’s chicken division, we have gained significant experience in the regions where Gold Kist operates. Based on what we have observed, we believe that the contract pay to Gold Kist’s current grower base is reasonable and competitive, and we intend to maintain the current arrangement.

6.	What will the combination mean for shareholders?

We believe that a combination of Pilgrim’s Pride and Gold Kist will result in substantial value creation for our respective shareholders. Gold Kist shareholders will receive $20 in cash for each of their shares in cash, representing a 55% premium over the last closing price of Gold Kist shares before Pilgrim’s Pride’s offer was announced. Shareholders will own a company that will be positioned as the world’s leading chicken producer.

7.	Why does this combination make strategic sense?

Together, Pilgrim’s Pride and Gold Kist would be the world’s leading chicken producer and the #3 protein company in the U.S. The benefits of this position will enable the company to compete more efficiently and provide even better customer service; expand our geographic reach and customer base; and further pursue value-added and prepared foods opportunities. The combined company will be better positioned to compete in the industry both internationally and in the U.S. as additional consolidation occurs.

8.	What changes can we expect in day-to-day operations?

It’s too early to know. It is important to keep in mind that this proposal is, at this stage, just a proposal. Pilgrim’s Pride and Gold Kist remain separate companies, so it’s business as usual. Everyone at Pilgrim’s Pride must remain focused on continuing to do our jobs to the best of our abilities and providing outstanding service to our customers. We will make every effort to keep our employees, shareholders and other stakeholders apprised of new developments regarding our proposed combination with Gold Kist.

9.	Where can I get more information?

We are committed to keeping our partners, our customers, the media and our investors apprised of developments. Please check back to this site periodically for more information as the process unfolds.

2

Forward-Looking Statements:

Statements contained in this “Frequently Asked Questions” document that state the intentions, plans, hopes, beliefs, anticipations, expectations or predictions of the future of Pilgrim’s Pride Corporation and its management, including as to the interest of Pilgrim’s Pride Corporation in acquiring Gold Kist and the expected benefits of the proposed transaction, anticipated synergies and value creation and improved competitive positioning, are forward-looking statements. It is important to note that the actual results could differ materially from those projected in such forward-looking statements. Factors that could cause actual results to differ materially from those projected in such forward-looking statements include: matters affecting the poultry industry generally, including fluctuations in the commodity prices of feed ingredients, chicken and turkey; additional outbreaks of avian influenza or other diseases, either in our own flocks or elsewhere, affecting our ability to conduct our operations and/or demand for our poultry products; contamination of our products, which has recently and can in the future lead to product liability claims and product recalls; exposure to risks related to product liability, product recalls, property damage and injuries to persons, for which insurance coverage is expensive, limited and potentially inadequate; changes in laws or regulations affecting our operations or the application thereof; competitive factors and pricing pressures or the loss of one or more of our largest customers; currency exchange rate fluctuations, trade barriers, exchange controls, expropriation and other risks associated with foreign operations; management of our cash resources, particularly in light of our leverage, and restrictions imposed by and as a result of, our leverage; inability to complete the proposed acquisition or effectively integrate its business or realize the associated cost savings and operating synergies currently anticipated; and the impact of uncertainties of litigation as well as other risks described under “Risk Factors” in our Annual Report on Form 10-K and subsequent filings with the Securities and Exchange Commission. Pilgrim’s Pride Corporation undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Legal Information

Investors and security holders are urged to read the proxy statement and other disclosure documents regarding the proposed transaction, when they become available, because they will contain important information. Disclosure documents will be filed with the Securities and Exchange Commission by Pilgrim’s Pride Corporation and security holders may obtain a free copy of the disclosure documents (when they become available) and other documents filed with the SEC by Pilgrim’s Pride Corporation at the SEC’s web site at www.sec.gov. The disclosure documents filed with the SEC by Pilgrim’s Pride Corporation may also be obtained for free by directing a request to Pilgrim’s Pride Corporation at 4845 U.S. Highway 271 N, Pittsburg, Texas, 75686. The identity of people who, under SEC rules, may be considered “participants in a solicitation” of proxies from Gold Kist stockholders for use at its 2007 Annual Meeting of Stockholders and a description of their direct and indirect interest in the solicitation, by security holdings or otherwise, may be obtained at the following address: 4845 U.S. Highway 271 N, Pittsburg, Texas, 75686, Attention: Secretary.

3

0
The following presentation for investors was posted in Pilgrim’s Pride Corporation’s external website:
Presentation for Investors
Pilgrim's Pride Corporation's Proposal
For Gold Kist Inc.
Creating the World’s Leading Chicken Producer
August 21, 2006
Filed by Pilgrim's Pride Corporation pursuant
to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and
Rule 14d-2 of the Securities Exchange Act of 1934
Subject Company: Gold Kist, Inc.
Commission File Number: 000-50925
Date: August 21, 2006

Cautionary Notes and Forward-Looking
Statements
– Statements contained in this presentation that state the intentions, plans, hopes, beliefs, anticipations, expectations or predictions of the future of Pilgrim's Pride Corporation and its management, including as to the interest of Pilgrim's Pride Corporation in acquiring Gold Kist and the expected benefits of the proposed transaction, anticipated synergies and value creation are forward-looking statements. It is important to note that the actual results could differ materially from those projected in such forward- looking statements. Factors that could cause actual results to differ materially from those projected in such forward-looking statements include: matters affecting the poultry industry generally, including fluctuations in the commodity prices of feed ingredients, chicken and turkey; additional outbreaks of avian influenza or other diseases, either in our own flocks or elsewhere, affecting our ability to conduct our operations and/or demand for our poultry products; contamination of our products, which has recently and can in the future lead to product liability claims and product recalls; exposure to risks related to product liability, product recalls, property damage and injuries to persons, for which insurance coverage is expensive, limited and potentially inadequate; changes in laws or regulations affecting our operations or the application thereof; competitive factors and pricing pressures or the loss of one or more of our largest customers; currency exchange rate fluctuations, trade barriers, exchange controls, expropriation and other risks associated with foreign operations; management of our cash resources, particularly in light of our leverage, and restrictions imposed by and as a result of, our leverage; inability to complete the proposed acquisition or effectively integrate its business or realize the associated cost savings and operating synergies currently anticipated; and the impact of uncertainties of litigation as well as other risks described under "Risk
Factors" in our Annual Report on Form 10-K and subsequent filings with the Securities and Exchange Commission. Pilgrim's Pride Corporation
undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
– Investors and security holders are urged to read the proxy statement and other disclosure documents regarding the proposed transaction, when they become available, because they will contain important information. Disclosure documents will be filed with the Securities and
Exchange Commission by Pilgrim's Pride Corporation and security holders may obtain a free copy of the disclosure documents (when they become available) and other documents filed with the SEC by Pilgrim's Pride Corporation at the SEC's web site at http://www.sec.gov . The disclosure documents filed with the SEC by Pilgrim's Pride Corporation may also be obtained for free by directing a request to Pilgrim's Pride
Corporation at 4845 U.S. Highway 271 N, Pittsburg, Texas, 75686. The identity of people who, under SEC rules, may be considered
"participants in a solicitation" of proxies from Gold Kist stockholders for use at its 2007 Annual Meeting of Stockholders and a description of their direct and indirect interest in the solicitation, by security holdings or otherwise, may be obtained at the following address: 4845 U.S.
Highway 271 N, Pittsburg, Texas, 75686, Attention: Secretary.
– We have included certain information regarding our results of operations and components thereof that have been adjusted to exclude recoveries resulting from litigation and recall-related insurance. We have included this information as we believe that investors may be interested in our results excluding these items as this is how our management analyzes our results from continuing operations.
– “EBITDA” is defined as net income (loss) before interest, income taxes, depreciation and amortization. EBITDA is presented because it is used by us, and we believe it is frequently used by securities analysts, investors and other interested parties, in addition to and not in lieu of
Generally Accepted Accounting Principles (GAAP) results, to compare the performance of companies. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with GAAP.

Proposed Transaction
– Pilgrim’s Pride (NYSE:PPC) publicly announced on August 18, 2006 its proposal to acquire 100% of Gold Kist’s (NasdaqNM:GKIS)
outstanding stock for $20.00 per share
• Represents a 55% premium to the August 18, 2006 closing price of
$12.93
• Initially approached Gold Kist in 2004 prior to its IPO
• Recent offer proposals began in February 2006
– Simultaneously, PPC has submitted a notice to expand Gold Kist’s board from 9 to 15 members and nominated a slate of 9 directors
• Necessary to comply with Gold Kist’s August 18, 2006 shareholder proposal bylaw deadline
• This step was undertaken to preserve all of our options and to allow the voice of Gold Kist shareholders to be heard
– We maintain our strong desire to negotiate a transaction with Gold
Kist’s Board of Directors to create the world’s largest chicken company
• Powerful strategic and financial rationale

Attractive Proposal…
– Value creation expected for all shareholders
– The current proposal represents the following as of 8/18/06:
Offer Summary
(amounts in millions except per share amounts)
Price Per Share (8/18/06) $12.93
Offer Price Per Share $20.00
Fully-Diluted Share Count
(1)
51.4
Purchase Price of Gold Kist equity $1,028
Assumed Gold Kist Debt $144
Cash on Gold Kist Balance Sheet
(2)
106
Total Enterprise Value of Offer $1,066
Offer Price as a Percent of Gold Kist's:
Close Price 155%
Prior 90-Day Average 148%
52-Week High 100%
(1)  Reflects repurchase of shares from option proceeds.
(2)  Includes $10.8 million in Investments.

2.8x
3.3x
4.3x 4.3x
3.0x
2.7x
4.8x
9.8x
14.8x
7.0x
6.1x
5.5x
12/31/04 3/31/05 6/30/05 9/30/05 12/31/05 3/31/06 6/30/06 QTD
8/18/06 as
a Multiple
of LTM
Adjusted
EBITDA
1% LTM
Operating
Margin
5% 6% 7%
…Relative to Historical Multiples
Gold Kist Enterprise Value/EBITDA Multiples
$20.00 EBITDA
Multiples Assuming
Normalized Operating
Margins
(5)
Historical Trailing EBITDA Multiples
(1)(2)
– Our proposal represents full value for Gold Kist
(1)  Historical trailing multiples calculated as follows:  The numerator is the enterprise value derived from the prior quarter’s balance sheet and the final close price at the end of the current quarter.  The denominator is the LTM EBITDA as of the prior quarter.
(2)  Data per Capital IQ.
(3)  Please see Appendix A for calculation.
(4)  Per Gold Kist’s public filings.
(5)  Please see Appendix B for calculation.
$20.00 Multiple of
LTM Adjusted
EBITDA
(3)
(4)
(3)

U.S. Chicken Industry Leaders Market Share by Production
(1)
Source: WATT Poultry USA, January 2006.
(1)  Ready-To-Cook million pounds per week.
(2)  As used in this presentation, PF = Pro Forma.
Creates the Number One Chicken
Company in North America
(2)
2.5%
4.0%
4.3%
4.3%
7.3%
8.8%
16.0%
21.4%
PF 24.8%
Foster Farms
Mountaire Farms
Wayne Farms
Sanderson Farms
Perdue Farms
Gold Kist
Pilgrim's Pride
Tyson Foods
Pilgrim's Pride & Gold Kist

– Combined company would be the #3 U.S. protein company by revenue
– Largest pure-play dedicated to chicken
LTM Revenues
($ in millions)
Note:  LTM results through the most recent twelve-month reporting period for each public entity.
$961
$2,166
$5,380
$5,614
$11,404
$25,583
PF $7,546
Sanderson
Farms
Gold Kist
Pilgrim's Pride
Hormel Foods
Pilgrim's Pride &
Gold Kist
Smithfield
Foods
Tyson Foods
Formidable Protein Industry Player
Pilgrim’s Pride
Gold Kist
Sanderson
Farms
Chicken
Hormel Foods
Pilgrim’s Pride &
Gold Kist
Smithfield
Foods
Tyson Foods
Pork Beef

Powerful Combination
– Delivers compelling economics to shareholders of both companies
• Balanced portfolio of fresh chicken and value-added products
• Further economies of scale
• Estimated synergies of $50 million
– Production
– Purchasing
– Distribution
– Logistics
– Selling, General & Administrative
– No anticipated plant closings or production headcount
reductions
– Better serve existing customers and expand customer base
– Consolidation of a still fragmented industry

Capitalize on significant scale with leading industry
position and brand recognition
Capitalize on attractive U.S. prepared foods market
Enhance U.S. fresh chicken profitability through value-
added, branded products
Improve operating efficiencies and increase capacity on
a cost-effective basis
Continue to seek strategic acquisitions
Capitalize on export opportunities
Consistent With Pilgrim’s Pride Long-
Standing Business Strategy

Strong Operators with a Proven Track
Record of Value Creation
– Significant experience in successfully integrating large acquisitions
– Proven ability to realize synergies that translate into shareholder value
– Demonstrated discipline to rapidly de-leverage following acquisitions
$5.00
$10.00
$15.00
$20.00
$25.00
$30.00
$35.00
$40.00
1/1/03 8/9/03 3/17/04 10/24/04 6/2/05 1/9/06 8/18/06
June 9, 2003 –
Acquisition of
ConAgra’s chicken
division announced
Pilgrim Pride’s stock
has appreciated 174%
since the ConAgra
announcement

Expanded Geographic Footprint…
– Gold Kist acquisition expands Southeast presence
Pilgrim's Pride’s Chicken Processing
Pilgrim's Pride's Turkey Processing
Pilgrim's Pride's Prepared Foods
Pilgrim's Pride's Distribution Centers
Gold Kist Chicken Processing
Gold Kist Distribution Centers
Gold Kist Prepared Food Plant
Shreveport, LA

…With More Diversified End Markets
64%
20%
16%
Pilgrim’s Pride
Gold Kist Combined
38%
19%
43%
57%
20%
24%
Foodservice
Retail
Export/Other
FY 2005 Net Sales: $5.7 BN
FY 2005 Net Sales: $2.3 BN FY 2005 Net Sales: $8.0 BN
– Enhances retail prepared foods opportunities
Source: WATT Poultry USA, January 2006.

Per Capita Consumption
(in Pounds)

1966-1975
1976-1985
1986-1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006E
2007E
2008E

million pounds

Positive Supply and Demand Dynamics …
400
500
600
700
800
900
1000
J F M A M J J A S O N D
2003 2004 2005 2006
Cold Storage Inventories
Egg Sets
U.S. Chicken Consumption Industry Exports Rebounding
Source:  August 2006 National Chicken Council.
0
10
20
30
40
50
60
70
80
90
1990 1994 1998 2002 2006E
Convenient products
Health benefits
Economic advantage
Chicken
+45.5%
+2.2%
Beef
(1.5%)
(0.1%)
CAGR
Pork
1.6%
+0.1%
Turkey
(4.6)%
(0.3%)
0
5
10
15
20
25
% of U.S. Chicken Exported
Source: August 2006  National Chicken Council.
14.7% - 16.1%
Markets are recovering from H5N1 Avian Influenza
disruptions
Cold storage inventories have been worked down
205
207
209
211
213
215
217
219
1/7/06 3/18/06 5/27/06 8/5/06
Chicken Turkey Pork Beef
Source:  USDA, Informa Economics.
Note: Period data for July 2006 – December 2006 projected by Informa Economics.
Source:  National Agricultural Statistics Service, USDA - Broiler hatchery weekly publication as of 8/9/06.

$0.00
$0.20
$0.40
$0.60
$0.80
$1.00
$1.20
$1.40
$1.60
$1.80
$2.00
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 J A S O N D J F M A M J J A
GA Dock Leg Quarters Boneless Skinless Breast
…Leading to Positive Pricing Outlook
Source:  UrnerBarry Publications, Inc.
(1)  Month to date through August 18, 2006.
2005 2006
Average Prices Over Periods Represented
(1)

Combined Company
($ in millions)
FYE LTM FYE - Projected
(1)
9/30/05 6/30/06 9/30/06 9/30/07
Net Sales
Pilgrim's Pride $5,666 $5,380 $5,229 $5,379
Gold Kist $2,304 $2,166 $2,161 $2,312
Combined Net Sales $7,971 $7,546 $7,391 $7,690
EBITDA
(2)
Pilgrim's Pride - Adjusted EBITDA $563 $239 -               -
Pilgrim's Pride - EBITDA
(3)
-               -               $167 $336
Gold Kist - Adjusted EBITDA 265 72 -               -
Gold Kist - EBITDA
(3)
-               -               26 111
Combined Adjusted EBITDA $829 $311 $192 $447
Capital Expenditures
Pilgrim's Pride $117 $128 $140 - $150
(4)
NA
Gold Kist $81 $90 $95
(4)
NA
Combined Capital Expenditures $197 $217 $235 - $245
(1)  9/30/06 and 9/30/07 revenue and EBITDA per First Call consensus estimates.
(2)  See Appendix A for reconciliation.
(3)  EBITDA projections are First Call consensus estimates and Pilgrim's Pride expresses no opinions with respect to such projections or their reasonableness nor does Pilgrim's Pride assume any obligation to update the same.
(4)  CapEx data per 6/30/06 10-Q public filings.

– Gold Kist acquisition financing
• Currently evaluating options to finance acquisition
• Fully intend to maintain significant liquidity post-acquisition
– Received further assurances from our financial advisors that we have the ability to finance the transaction
$793
$125
500
$168
–
$ –
Facility
Amount
$75 $50 $125 Receivables purchase agreement
500 – 500 Revolving/term facility
$929 $50 $764 Total Available
$139 $ – $139 Revolving credit facilities
Debt Facilities:
171 – – Investments in available for sale securities
$44 $ – $ – Cash and cash equivalents
Net
Available
Amount
Outstanding
Available
Borrowing Source of Liquidity
As of June 30, 2006
($ in millions)
Liquidity and Financial Capacity

Anticipated Next Steps to Negotiated
Transaction
– Meet with Gold Kist as soon as possible
– Conduct confirmatory due diligence
– Finalize a definitive agreement
– File for regulatory approvals
– Obtain approval from Gold Kist shareholders
– Anticipated Close: End of CY2006 / Early CY2007

17 Appendix

Appendix A: EBITDA Reconciliation
($ in millions)
FYE LTM
9/30/05 6/30/06
Adjusted EBITDA Reconciliation
Net Income
Pilgrim's Pride $265 $48
Gold Kist $112 $4
Combined Net Income $377 $52
Adjustments:
Pilgrim's Pride  - Add:
Income Tax Expense $139 $13
Net Interest Expense 44 40
Depreciation & Amortization
(1)
133 138
Pilgrim's Pride - Adjustments:
Turkey Restructuring ($5) -
Litigation Settlements (12) -
Gold Kist  - Add:
Income Tax Expense (Benefit) $62 ($3)
Net Interest Expense 18 11
Depreciation & Amortization
(1)
53 50
Gold Kist - Adjustments:
Benefit Plan and Pension Settlement Loss 1 1
Conversion Expenses 1 -
Loss on Investment 3 3
Debt Prepayment Penalties 16 6
Adjusted EBITDA
Pilgrim's Pride $563 $239
Gold Kist 265 72
Combined Adjusted EBITDA $829 $311
(1)  Excludes amortization of capitalized finance costs and includes amortization of share-based compensation.

Appendix B: Implied Normalized Gold Kist
Operating Margins
Implied Normalized Financial Information – Gold Kist
($ in millions)
Fiscal Year Ending September 30,
FY 2006 Sales
(1)
$2,157 $2,157 $2,157
Assumed Normalized EBIT Margin 5% 6% 7%
Implied Normalized EBIT $108 $129 $151
Plus: Depreciation & Amortization
(2)
44              44              44
Implied Normalized EBITDA $152 $174 $195
Enterprise Value at $20 per share $1,066 $1,066 $1,066
EV/Sales 0.49x 0.49x 0.49x
EV/EBITDA 7.0x 6.1x 5.5x
(1)  First Call consensus estimates
(2)  Depreciation assumed to be equivalent to LTM as of 6/30/06.

Prior Proposals by Pilgrim’s Pride
The following prior proposals were posted in Pilgrim’s Pride Corporation’s external website:
A number of investors have requested copies of our prior proposals to Gold Kist in relation to a proposed business combination between Pilgrim’s Pride and Gold Kist.  Attached are copies of recent letters sent by Pilgrim’s Pride on:
February 23, 2006
May 12, 2006
June 26, 2006
August 11, 2006
August 11, 2006
– Statements contained in this presentation that state the intentions, plans, hopes, beliefs, anticipations, expectations or predictions of the future of Pilgrim's Pride Corporation and its management, including as to the interest of Pilgrim's Pride Corporation in acquiring Gold Kist and the expected benefits of the proposed transaction, anticipated synergies and value creation are forward-looking statements. It is important to note that the actual results could differ materially from those projected in such forward- looking statements. Factors that could cause actual results to differ materially from those projected in such forward-looking statements include: matters affecting the poultry industry generally, including fluctuations in the commodity prices of feed ingredients, chicken and turkey; additional outbreaks of avian influenza or other diseases, either in our own flocks or elsewhere, affecting our ability to conduct our operations and/or demand for our poultry products; contamination of our products, which has recently and can in the future lead to product liability claims and product recalls;
exposure to risks related to product liability, product recalls, property damage and injuries to persons, for which insurance coverage is expensive, limited and potentially inadequate;
changes in laws or regulations affecting our operations or the application thereof; competitive factors and pricing pressures or the loss of one or more of our largest customers; currency exchange rate fluctuations, trade barriers, exchange controls, expropriation and other risks associated with foreign operations; management of our cash resources, particularly in light of our leverage, and restrictions imposed by and as a result of, our leverage; inability to complete the proposed acquisition or effectively integrate its business or realize the associated cost savings and operating synergies currently anticipated; and the impact of uncertainties of litigation as well as other risks described under "Risk Factors" in our Annual Report on Form 10-
K and subsequent filings with the Securities and Exchange Commission. Pilgrim's Pride Corporation undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
– Investors and security holders are urged to read the proxy statement and other disclosure documents regarding the proposed transaction, when they become available, because they will contain important information. Disclosure documents will be filed with the Securities and Exchange Commission by Pilgrim's Pride Corporation and security holders may obtain a free copy of the disclosure documents (when they become available) and other documents filed with the SEC by Pilgrim's Pride Corporation at the SEC's web site at http://www.sec.gov . The disclosure documents filed with the SEC by Pilgrim's Pride Corporation may also be obtained for free by directing a request to Pilgrim's Pride Corporation at 4845 U.S. Highway 271 N,
Pittsburg, Texas, 75686. The identity of people who, under SEC rules, may be considered "participants in a solicitation" of proxies from Gold Kist stockholders for use at its 2007 Annual
Meeting of Stockholders and a description of their direct and indirect interest in the solicitation, by security holdings or otherwise, may be obtained at the following address: 4845 U.S.
Highway 271 N, Pittsburg, Texas, 75686, Attention: Secretary.
Filed by Pilgrim's Pride Corporation pursuant
to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
and Rule 14d-2 of the Securities Exchange
Act of 1934
Subject Company: Gold Kist, Inc. Commission
File Number: 000-50925
Date: August 21, 2006

February 23, 2006 Mr. John Bekkers President and Chief Executive Officer Gold Kist Inc. 244 Perimeter Center Parkway, N.E. Atlanta, Georgia 30346

Dear Mr. Bekkers:

I’m writing you this letter to express the interest of Pilgrim’s Pride Corporation (“Pilgrim’s”) in consummating a merger with Gold Kist Inc. (“Gold Kist”). As described in more detail in the attached confidential, non-binding term sheet, we would propose acquiring 100% of the outstanding common stock of Gold Kist for an aggregate consideration of $17.50 per share, assuming approximately 51.5 million shares of common stock are outstanding on a fully diluted basis.

We would contemplate that the transaction be structured as a merger and that the consideration be a combination of cash and stock of Pilgrim’s, with the stock component being no more than 25% of an amount equal to the aggregate purchase price plus the assumed net debt.

We continue to believe that the merger of our two companies is in the best long term interest of the stockholders, customers, employees and other constituencies that we both represent.

We hope that you are as pleased about this opportunity as we are and we would be willing to make our case to you upon your request or answer any questions you may have. In this regard, at your convenience, we would be prepared to come to your location or to fly you out to our corporate offices to discuss our merger proposal in person and give you the opportunity to meet with several members of our management team. Additionally, I would suggest that we both execute a mutually acceptable confidentiality agreement, which I will be happy to send you upon request. This proposal is based solely on publicly available information and is subject to due diligence and the execution of a mutually satisfactory definitive agreement. Therefore, neither this letter nor the attached confidential non-binding term sheet constitutes legally binding obligations of either Pilgrim’s or Gold Kist.

This proposal will remain open until 12:00 midnight CST on March 17, 2006, unless circumstance change resulting in Pilgrim’s withdrawing this proposal prior thereto.

Sincerely,

PILGRIM’S PRIDE CORPORATION

/s/ Lonnie “Bo” Pilgrim
Lonnie “Bo” Pilgrim, Chairman

Pilgrim’s Pride Corporation P.O. Box 93 Pittsburg, Texas 75686-0093 903 855 1000

CONFIDENTIAL NON-BINDING TERM SHEET (“NBTS”)

1.	Acquisition. Pilgrim’s Pride Corporation (“PPC”) would acquire all of Gold Kist’s (“Gold Kist”) outstanding common stock through a merger of Gold Kist with a wholly-owned subsidiary of PPC.

2.	Purchase Price. The aggregate acquisition price for the outstanding common stock (the “Purchase Price”) would be $17.50 per share, assuming approximately 51.5 million shares of common stock are outstanding on a fully diluted basis. A premium of 27.7% to the market closing price on February 21, 2006.

3.	Form of Consideration. PPC would pay the Purchase Price in cash and PPC common stock. The stock portion would be no more than 25% of an amount equal to the Purchase Price plus the assumed net debt. The maximum number of PPC shares to be issued as consideration, if any, shall be specified in the Definitive Agreement based on the volume weighted average exchange ratio per share of PPC common stock to Gold Kist common stock during a defined period prior to such execution. The remainder of the Purchase Price would be paid in cash at Closing.

4.	Common Stock Rights. Gold Kist stockholders will be able to sell their PPC stock issued at Closing immediately.

5.	Definitive Agreement. PPC will provide Gold Kist with a draft definitive agreement containing “public company” representations, warranties, covenants, conditions, and other agreements mutually acceptable to PPC and Gold Kist that are customary for transactions of this nature.

6.	Expenses. Each party shall pay its own expenses.

7.	Additional Conditions. The execution of the Definitive Agreement will be subject to (i) each party being satisfied in its sole discretion with the results of its due diligence review of the other party, (ii) obtaining Hart-Scott Rodino approval as a condition to Closing and (iii) approval of the Definitive Agreement and transaction by the respective Boards of Directors of PPC and Gold Kist.

8.	Nonbinding. This NBTS is nonbinding and does not constitute a contractual commitment of either party or an obligation on the part of either party to enter into a definitive agreement or consummate a transaction.

May 12, 2006 Mr. John Bekkers President and Chief Executive Officer Gold Kist Inc. 244 Perimeter Center Parkway, N.E. Atlanta, Georgia 30346

Dear Mr. Bekkers:

Although I was disappointed by your response to our prior proposal, we at Pilgrim’s Pride believe more than ever that a combination with Gold Kist is highly beneficial and attractive. Nearly two years after our first approach to you with a proposed merger of Pilgrim’s Pride and Gold Kist, we remain convinced that the merger of our two companies is in the best long-term interest of the stockholders, customers, employees and other constituencies that we both represent. Pilgrim’s Pride and Gold Kist have complementary strategic goals, and the combination of our two companies will accelerate the achievement of our respective stated missions. Together, the new company will have, among others, the following attributes:

•	The combined company would be positioned as the #1 U.S. chicken producer with approximately 25% in combined market share

•	The benefits of this market position include:

•	Better serving our customers

•	Further pursuing value-added and prepared foods opportunities

•	Offering long-term growth opportunities for our employees and growers

•	The combined company would be better positioned to participate in and/or compete in the industry as further consolidation occurs

To that end, as described in more detail in the attached term sheet, we propose acquiring 100% of the outstanding common stock of Gold Kist for an aggregate consideration of $18.00 per share, assuming approximately 51.5 million shares of common stock are outstanding on a fully-diluted basis. We contemplate that the transaction be structured as a merger with the consideration being, at your option, either 100% cash or cash and up to 40-45% Pilgrim’s Pride stock in aggregate, allowing your shareholders both the opportunity to participate in any upside of what will be the best positioned chicken company in North America as well as benefit from a tax-free exchange of shares. We are confident that the stock component will be attractive to your shareholders given grower participation in your ownership, the significant level of cross-ownership between our respective shareholder bases and the likelihood of significant stock price appreciation. We have received our Board’s approval to make this proposal to you.

Our offer reflects an attractive valuation. It is a significant premium of 27.8% over today’s price, a premium of 63.6% over the IPO price, and a premium of 14.0% over the average price since the IPO. We and our financial advisors believe our offer represents full and fair value for

Pilgrim’s Pride Corporation P.O. Box 93 Pittsburg, Texas 75686-0093 903 855 1000

May 12, 2006

Gold Kist shareholders, and that it reflects greater value than Gold Kist could achieve on its own or through any other strategic transaction. Furthermore, we are confident that our offer will be overwhelmingly supported in a tender, proxy or approval vote by Gold Kist stockholders.

We hope that you are pleased about the changes to our proposal, and we would be willing to share our analysis with you upon your request or answer any questions you may have. In this regard, at your convenience, we would be prepared to come to your location or to fly you out to our corporate offices to discuss our merger proposal in person and give you the opportunity to meet with several members of our management team.

This proposal is subject to the satisfactory completion of confirmatory due diligence and the execution of a mutually satisfactory definitive agreement. Therefore, neither this letter nor the attached term sheet constitutes legally binding obligations of either Pilgrim’s Pride or Gold Kist.

This proposal will remain open until 12:00 midnight CST on May 26, 2006, unless circumstance change resulting in Pilgrim’s Pride withdrawing this proposal prior thereto.

Sincerely, PILGRIM’S PRIDE CORPORATION

/s/ Lonnie “Bo” Pilgrim
Lonnie “Bo” Pilgrim, Chairman

NON-BINDING TERM SHEET (“NBTS”)

1.	Acquisition. Pilgrim’s Pride would acquire all of Gold Kist’s outstanding common stock through a merger of Gold Kist with a wholly-owned subsidiary of Pilgrim’s Pride.

2.	Purchase Price. The aggregate acquisition price for the outstanding common stock (the “Purchase Price”) would be $18.00 per share, assuming approximately 51.5 million shares of common stock are outstanding on a fully diluted basis. A premium of 27.8% to the market closing price on May 11, 2006, and of 14.0% to the average price since your IPO.

3.	Form of Consideration. The Purchase Price would be payable in cash or, at the election of Gold Kist, 55-60% cash and 40-45% stock of Pilgrim’s Pride, thereby allowing Gold Kist shareholders to participate in the combined company through a tax-free exchange.

4.	Common Stock Rights. If Gold Kist shareholders are to receive Pilgrim’s Pride stock as a part of the proposed merger consideration, Gold Kist stockholders will be able to sell their Pilgrim’s Pride stock issued at Closing immediately.

5.	Definitive Agreement. Pilgrim’s Pride will provide Gold Kist with a draft definitive agreement containing “public company” representations, warranties, covenants, conditions, and other agreements mutually acceptable to Pilgrim’s Pride and Gold Kist that are customary for transactions of this nature.

6.	Expenses. Each party shall pay its own expenses.

7.	Additional Conditions. The execution of the Definitive Agreement will be subject to (i) each party being satisfied in its sole discretion with the results of its due diligence review of the other party prior to the execution of the Definitive Agreement, (ii) obtaining Hart-Scott Rodino approval as a condition to Closing and (iii) approval of the Definitive Agreement and transaction by the respective Boards of Directors of Pilgrim’s Pride and Gold Kist.

8.	Nonbinding. This NBTS is nonbinding and does not constitute a contractual commitment of either party or an obligation on the part of either party to enter into a definitive agreement or consummate a transaction.

June 26, 2006 Mr. John Bekkers President and Chief Executive Officer Gold Kist Inc. 244 Perimeter Center Parkway, N.E. Atlanta, Georgia 30346

Dear Mr. Bekkers:

Although I and the other members of our Board are very disappointed that you and your Board have refused to open a dialogue regarding a combination of our two companies, we continue to believe that a combination with Gold Kist is highly beneficial and in the best long-term interest of the stockholders, customers, employees and other constituencies that we both represent.

To that end, as described in more detail in the attached term sheet, we now propose acquiring 100% of the outstanding common stock of Gold Kist for an aggregate consideration of $20.00 per share (the “Offer”), assuming approximately 51.5 million shares of common stock are outstanding on a fully diluted basis, resulting in a total purchase price in excess of $1 billion. Consistent with our May 12, 2006 letter to you, we would contemplate that the transaction be structured as a merger with the consideration being, at Gold Kist’s option, either 100% cash or cash and up to 40-45% Pilgrim’s Pride stock in aggregate, allowing your stockholders both the opportunity to participate in any upside of what will be the best positioned chicken company in North America as well as benefit from a tax-free exchange of shares. We are confident that the stock component will be attractive to your shareholders given grower participation in your own ownership, the significant level of cross-ownership between our respective shareholder bases and the likelihood of significant stock price appreciation. For your growers and other stockholders having a very low basis in their Gold Kist stock, the ability to take advantage of the stock component may be particularly attractive, as it will enable them to acquire more stock in the combined entity because of the tax free exchange of their Gold Kist shares than would be the case in a 100% cash transaction, which we estimate could be valued at as much as $3.00 per share. Our Board has approved our making this proposal to you.

Our Offer is fully priced and reflects synergies attributable to:

•	The combined company being positioned as the #1 U.S. chicken producer with approximately 25% in combined market share

Pilgrim’s Pride Corporation P.O. Box 93 Pittsburg, Texas 75686-0093 903 855 1000

Mr. John Bekkers

June 26, 2006

•	The benefits of this market position include:

•	Better serving our customers

•	Further pursuing value-added and prepared foods opportunities

•	Offering long-term growth opportunities for our employees and growers

•	The combined company being better positioned to compete in the industry as further consolidation occurs

Both we and our financial advisors believe our Offer represents full and fair value for Gold Kist stockholders and reflects greater value for Gold Kist stockholders than Gold Kist could achieve on its own or through any other strategic transaction. It is a significant premium of 52.3% over today’s price of $13.13, a premium of 81.8% over the IPO price and a premium of 27.5% over the average price since the IPO.

We hope that you are pleased about the changes to our proposal as it reflects a 11.1% premium over our May 12, 2006 proposal, a 14.3% premium over our proposal of February 23, 2006 and synergies that we believe Gold Kist will not be able to obtain on its own or through any other strategic transaction. We would be willing to share our analysis with you upon your request or answer any questions you may have. Again, we would be prepared to come to your location or fly you out to our corporate offices to discuss our merger proposal in person and give you the opportunity to meet with several members of our management team.

Please note that I am so confident that the merger of our two companies is in the best long-term interest of, and will be overwhelmingly supported by, our respective stockholders, customers, employees and other constituencies that, in the event your Board again rejects this fully priced Offer, I am prepared to recommend to the Pilgrim’s Pride Board that we commence a public tender offer. However, as I’m sure you are aware, because of the cost and uncertainty associated with the tender offer, we cannot guarantee that such a tender offer will be in the same amount or on the same terms as the proposal set forth in this letter.

This proposal will remain open until 12:00 noon CST on July 14, 2006, unless circumstances change resulting in Pilgrim’s Pride withdrawing this proposal prior thereto.

Sincerely,

PILGRIM’S PRIDE CORPORATION

/s/ Lonnie “Bo” Pilgrim
Lonnie “Bo” Pilgrim Chairman

NON-BINDING TERM SHEET (“NBTS”)

1.	Acquisition. Pilgrim’s Pride would acquire all of Gold Kist’s outstanding common stock through a merger of Gold Kist with a wholly-owned subsidiary of Pilgrim’s Pride.

2.	Purchase Price. The aggregate acquisition price for the outstanding common stock (the “Purchase Price”) would be $20.00 per share, assuming approximately 51.5 million shares of common stock are outstanding on a fully diluted basis. A premium of 52.3% to the market closing price of $13.13 on June 26, 2006, and of 27.5% to the average price since your IPO.

3.	Form of Consideration. The Purchase Price would be payable in cash or, at the election of Gold Kist, 55-60% cash and 40-45% stock of Pilgrim’s Pride, thereby allowing Gold Kist shareholders to participate in the combined company through a tax-free exchange.

4.	Common Stock Rights. If Gold Kist shareholders are to receive Pilgrim’s Pride stock as a part of the proposed merger consideration, Gold Kist stockholders will be able to sell their Pilgrim’s Pride stock issued at Closing immediately.

5.	Definitive Agreement. Pilgrim’s Pride will provide Gold Kist with a draft definitive agreement containing “public company” representations, warranties, covenants, conditions, and other agreements mutually acceptable to Pilgrim’s Pride and Gold Kist that are customary for transactions of this nature.

6.	Expenses. Each party shall pay its own expenses.

7.	Additional Covenants. The execution of the definitive Agreement will be subject to (i) each party being satisfied in its sole discretion with the results of its due diligence review of the other party prior to the execution of the Definitive Agreement, (ii) obtaining Hart-Scott-Rodino approval as a condition to Closing and (iii) approval of the Definitive Agreement and transaction by the respective Boards of Directors of Pilgrim’s Pride and Gold Kist.

8.	Nonbinding. Neither this NBTS nor the proposal letter to which it is attached is binding, and neither constitutes a contractual commitment of either party or an obligation on the part of either party to enter into a definitive agreement or consummate a transaction.

August 11, 2006

Mr. John Bekkers

President and Chief Executive Officer

Gold Kist Inc.

244 Perimeter Center Parkway, N.E.

Atlanta, GA 30346

Fax No. (770) 393-5338

Mr. A.D. Frazier

Chairman of the Board

Gold Kist, Inc.

244 Perimeter Center Parkway, N.E.

Atlanta, GA 30346

Fax No. (727) 622-4151

Gentlemen,

Pursuant to the constructive conversations in Atlanta on July 25th, we propose entering into an exclusive 30-day confirmatory due diligence period with Gold Kist upon the execution of the attached agreement. While we are maintaining our offer of $20 per share outlined in our letter to you of June 26, 2006, as was discussed in our meeting last month, if during this diligence period you and your team can help us to quantify additional synergies in excess of the $50 million which we are already counting on in connection with this transaction, we will entertain sharing this additional value with Gold Kist’s stockholders. It is also our intention to negotiate a merger agreement with you during this diligence period with a goal of signing and announcing a strategic combination as soon as possible.

We continue to believe our offer, which is equal to your current 12-month high and a premium of 53.7% to yesterday’s closing price, is a full and fair value for Gold Kist’s stockholders and that it reflects greater value for Gold Kist stockholders than Gold Kist could achieve on its own or through any other strategic transaction. We also believe a combination will be attractive to your other stakeholders. As we have communicated to you, we are aware of the unique relationship Gold Kist has with the former co-op members who are still active contract growers and, accordingly, we are very supportive of continuing the Grower’s Council you have established. Additionally, as a result of our

Pilgrim’s Pride Corporation P.O. Box 93 Pittsburg, Texas 75686-0093 903 855 1000

November 2003 acquisition of ConAgra Food’s chicken division, we have gained significant operational experience in the regions where Gold Kist operates and accordingly, based on what we have observed, believe that the contract pay to your current grower base is reasonable, competitive and would be maintained. Concerning your current production operations, based on the information we have been able to obtain through public sources, we do not anticipate any significant plant consolidations or headcount reductions.

We are prepared to move expeditiously to complete our confirmatory due diligence and finalize an agreement with Gold Kist quickly. We have significant experience in successfully analyzing, negotiating and integrating large acquisitions, and will bring this experience to bear in hopefully finalizing a mutually beneficial transaction for both Gold Kist’s and Pilgrims Pride’s stockholders and other stakeholders.

Please respond to our proposal as soon as possible so that we may both address any comments you may have and execute a Confidentiality Agreement no later than the close of business on Friday, August 18, and commence our due diligence on Monday, August 21. After we have heard from you we can forward to you a list of confirmatory due diligence items we intend to focus on.

Sincerely,

PILGRIM’S PRIDE CORPORATION

/s/ Lonnie “Bo” Pilgrim
Lonnie “Bo” Pilgrim Chairman

Attachment:

•	Confidentiality Agreement

August 11, 2006

Gold Kist Inc.

244 Perimeter Center Parkway NE

Atlanta, Georgia 30346

Attn: John Bekkers

Gentlemen:

You and Pilgrim’s Pride Corporation, a Delaware corporation (the “Company”), propose to enter into discussions regarding a possible extraordinary business transaction between you and the Company (“Transaction”). In connection with the prospective discussions, you and the Company each wish to conduct an investigation of the business and financial capabilities of the other. To facilitate the investigation, which will be used to determine whether to enter into a Transaction, we have agreed to provide each other certain information which is non-public, confidential and proprietary in nature upon the terms and conditions set forth in this agreement.

1. As a condition to one party (the “Disclosing Party”) furnishing the other party (the “Recipient”) Evaluation Materials (as defined below) of the Disclosing Party, the Disclosing Party is requiring that the Recipient agree to treat confidentially, in accordance with this agreement, such information and any other information that the Disclosing Party, its financial or legal advisors, or its other representatives furnish to the Recipient or any directors, officers, partners, employees, agents and representatives, accountants, financial or legal advisors, experts and consultants (collectively, “Representatives”) of Recipient in connection with a possible Transaction, whether furnished orally or in writing or gathered by inspection and regardless of whether specifically identified as “confidential,” together with all notes, memoranda, analyses, compilations, summaries, studies or other textual, numerical or graphical material prepared by the Recipient or any of its Representatives which contain or otherwise reflect such information or the Recipient’s review of, or interest in, the Disclosing Party or a Transaction (collectively, the “Evaluation Materials”).

The term “Evaluation Materials” shall include information in any format, whether written, visual, oral, electronic or otherwise, but does not include information which (a) is now or becomes generally available to the public other than as a result of a disclosure by the Recipient or any of its Representatives in violation of this agreement, (b) was or becomes available to the Recipient on a non-confidential basis from a source other than the Disclosing Party or any of its Representatives, provided that such source is not known by the Recipient to be prohibited from disclosing such information to the Recipient by a contractual, legal or fiduciary obligation to the Disclosing Party or any of its Representatives, (c) was rightfully in the possession of the Recipient prior to disclosure by the Disclosing Party or (d) was or is independently developed by the Recipient without use of any of the Evaluation Materials of the Disclosing Party. In the event of a dispute, the party asserting that information is within any of the exceptions set forth in the foregoing clauses (a) through (d) shall have the burden of proving that such information is within the scope of such exception.

2. Each party agrees that the Evaluation Materials of the other party will be used by it solely for the purpose of evaluating a possible Transaction and that such Evaluation Materials will be kept confidential by the Recipient; provided, however, that the Recipient may disclose any Evaluation Materials of the Disclosing Party to the Recipient’s Representatives who reasonably need to know such information for the purpose of evaluating, negotiating and effecting a Transaction (it being understood that before receiving access to such Evaluation Materials each such Representative shall be informed by the Recipient of the confidential nature of such information). Without limiting the generality of the foregoing, before providing access to the Evaluation Materials of the Disclosing Party to a Representative of the Recipient, the Recipient shall inform such Representative that by accepting such access, such Representative is agreeing to be bound by the terms of this agreement relating to the confidentiality of such Evaluation Materials. The Recipient will be responsible for any breach of this agreement by its Representatives.

Pilgrim’s Pride Corporation P.O. Box 93 Pittsburg, Texas 75686-0093 903 855 1000

Gold Kist Inc.

August 11, 2006

3. Except (a) for such public disclosure as may be necessary in a party’s good faith judgment upon the advice of outside legal counsel for such party not to be in violation of any applicable law, regulation or order, or (b) with the prior written consent of the other party, a party shall not, and such party shall direct its Representatives not to:

(i) make any disclosure to any person (other than to the respective party’s Representatives) of (A) the fact that discussions, negotiations or investigations are taking or have taken place concerning a Transaction, (B) the existence or contents of this agreement, or the fact that either party has requested or received Evaluation Materials from the other party, or (C) any of the terms, conditions or other facts with respect to any proposed Transaction, including the status thereof; or

(ii) make any public statement concerning a proposed Transaction.

If a party proposes to make any disclosure in reliance on clause (a) above, such party shall, if practicable, provide the other party with the text of the proposed disclosure as far in advance of its disclosure as is practicable and shall in good faith consult with and consider the suggestions of the other party concerning the nature and scope of the information that such party proposes to disclose. The term “person” as used in this letter shall be broadly interpreted to include, without limitation, any corporation, company, governmental agency or body, partnership or individual.

4. Each party acknowledges that it is aware, and each party will advise its Representatives who are informed as to the matters which are the subject of this letter, that certain laws prohibit any person who has received material, non-public information concerning the matters which are the subject of this letter from purchasing or selling securities of the other party or from communicating such information to any person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Nothing in this agreement shall constitute an admission by either party that any Evaluation Materials of the other party in fact contains material nonpublic information concerning the other party.

5. In the event that the Recipient is required by statute, rule or regulation or is requested in any proceeding to disclose any Evaluation Materials of the Disclosing Party, the Recipient will give the Disclosing Party prompt notice of such request so that the Disclosing Party may seek an appropriate protective order. It is further agreed that, if in the absence of a protective order the Recipient is nonetheless compelled by a court or administrative agency with competent jurisdiction to disclose Evaluation Materials of the Disclosing Party, the Recipient may disclose such Evaluation Materials without liability under this agreement; provided, however, that the Recipient gives the Disclosing Party written notice of the information to be disclosed as far in advance of its disclosure as is practicable and, upon the request of and at the expense of the Disclosing Party, uses reasonable efforts to obtain assurances that confidential treatment will be accorded to such Evaluation Materials.

6. Upon the Disclosing Party’s request, the Recipient or its Representatives, as applicable, shall promptly deliver to the Disclosing Party all copies of all tangible Evaluation Materials which are in the possession, custody or control of the Recipient or its Representatives, if applicable, and will not retain any copies, extracts or other reproductions in whole or in part of such materials; provided that in lieu of delivering the same to the Disclosing Party, all Evaluation Materials and all summaries, notes, memoranda, analyses, compilations, studies or other textual, numerical and graphical materials whatsoever prepared by the Recipient or its Representatives based on the information in the Evaluation Materials of the Disclosing Party shall, at Recipient’s or its Representative’s election, as applicable, be destroyed and all Evaluation Materials of the Disclosing Party which are in electronic format shall be erased, and such destruction or erasure shall be certified in writing to the Disclosing Party by an authorized officer supervising such destruction or erasure.

7. Although the Disclosing Party has endeavored to include in the Evaluation Materials of the Disclosing Party information known to it which it believes to be relevant for the purpose of the Recipient’s

Gold Kist Inc.

August 11, 2006

investigation, the Recipient understands that neither the Disclosing Party nor any of its Representatives have made or make any representation or warranty as to the accuracy or completeness of such Evaluation Materials. The Recipient agrees that neither the Disclosing Party nor any of its Representatives shall have any liability to the Recipient or any of the Recipient’s Representatives resulting from the use of the Evaluation Materials of the Disclosing Party. Only those representations or warranties that are made in a definitive Written Transaction agreement when, as and if executed and delivered by the parties, and subject to such limitations and restrictions as may be specified in such definitive agreement, will have legal effect.

8. Each party agrees that money damages would not be a sufficient remedy for any breach of this agreement by such party or its Representatives, and that in addition to all other remedies each party shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach by the other party, and each party further agrees to waive, and to use its reasonable efforts to cause its Representatives to waive, any requirement for the securing or posting of any bond in connection with such remedy.

9. Neither party nor any of its respective affiliates will for a period of 2 years from the date of this agreement directly or indirectly employ any person who is as of the date hereof or at any time during such 2 year period an officer or senior manager of the other party or any of its subsidiaries; provided that neither party nor any of its respective affiliates shall be prohibited from employing any such person whose employment with the other party or its subsidiaries has been terminated by such other party or its subsidiaries.

10. Until the thirtieth day after your execution of this agreement and its delivery to us, you agree that you will not negotiate with any person other than the Company with respect to any merger, consolidation, joint venture or other business combination, including any acquisition of a substantial equity interest in, or control over, or a substantial portion of the assets of your company and your subsidiaries or of such other person, and you will not and will instruct your Representatives not to (a) initiate contact with, (b) make, solicit or encourage any inquiries or proposals from, (c) enter into, or participate in, any discussions or negotiations with, (d) intentionally disclose, directly or indirectly, any information not customarily disclosed concerning you to or (e) afford any access to your properties, books and records to, any person in connection with any proposal relating to any of the foregoing.

11. (a) Each party agrees that for a period of thirty days after your execution of this agreement and its delivery to us, unless and until it shall have been specifically invited or authorized in writing by the other party, it will not, and will cause each of its Affiliates (as defined below) who have been provided Evaluation Material not to, directly or indirectly, solicit, seek or offer to effect, negotiate with or provide any information to any person with respect to, whether written or oral, either alone or in concert with others, to the Board of Directors of the other party, to any director or officer of the other party or to any shareholder or securityholder of the other party or otherwise make any public announcement or proposal or offer whatsoever with respect to, (i) any form of business combination or transaction involving the other party including, without limitation, a merger, consolidation, tender or exchange offer, sale or purchase of assets or securities, or dissolution or liquidation of the other party, (ii) any form of restructuring, recapitalization or similar transaction with respect to the other party, or (iii) any request or proposal to amend, waive or terminate any provision of this Section 11(a) or 11(b) (including this sentence). With respect to any party, the term “Affiliates” shall mean a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with such party.

(b) Each party agrees that for a period of thirty days after your execution of this agreement and its delivery to us, without the prior written consent of the other party, it will not, and will cause each of its Affiliates who have been provided Evaluation Material not to, singly or as part of a “partnership, limited partnership, syndicate or other group” (as those terms are used within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which meanings shall apply for all purposes of this agreement), directly or indirectly, through one or more intermediaries or otherwise:

(i) acquire, offer or propose to acquire, or agree to acquire, by purchase or otherwise, (A) any securities entitled to, or that may be entitled to, vote generally in the election of the other party’s Board of Directors (collectively, “Voting Securities”), or (B) any direct or indirect rights or options to acquire (through purchase, exchange, conversion or otherwise) any Voting Securities, or (C) any material assets or securities of the other party;

Gold Kist Inc.

August 11, 2006

(ii) make, or in any way participate, in any “solicitation” of “proxies” (as such terms are defined or used in Regulation 14A of the Exchange Act) or consents or agreements to vote with respect to the Voting Securities (including by the execution of action by written consent), become a “participant” in any “election contest” (as such terms are defined or used in Rule 14a-11 of the Exchange Act) with respect to the other party, seek to advise, encourage or influence any person or entity with respect to the voting of any Voting Securities or demand a copy of the other party’s stock ledger, list of its shareholders, or other books and records;

(iii) form, participate in or encourage the formation of any group which owns or seeks or offers to acquire beneficial ownership of securities of the other party or any material assets of the other party or rights to acquire such securities or which seeks or offers to effect control of the other party or for the purpose of circumventing any provisions of this agreement; or

(iv) otherwise act, alone or in concert with others (including by providing financing to another party), to seek or offer to control or influence, in any manner, the management, Board of Directors or policies of the other party.

(c) Notwithstanding anything to the contrary contained herein, (i) this letter agreement shall not apply to and shall not prohibit, to the extent permitted by law, the acquisition by either party of beneficial ownership of less than 1% of the outstanding Voting Securities of the other party pursuant to open market transactions, and (ii) the restrictions imposed by subsections (a) and (b) of this Section 11 shall immediately terminate with respect to a party hereto if (A) any person or “group,” other than a person specified in Rule 13d-l(b)(l)(i) or (ii) under the Exchange Act and other than a party hereto and/or its Affiliates, acquires beneficial ownership of 5% or more of the outstanding Voting Securities of the other party, (B) any person or “group” other than a party hereto and/or its Affiliates (each such person, a “Third Party”) or the other party hereto and/or its Affiliates makes or publicly announces an offer, statement or proposal that constitutes, contemplates or is reasonably likely to lead to (i) a merger, consolidation, joint venture or other business combination (including an acquisition of all or a substantial portion of the shares of capital stock or assets of such Third Party if the proposed purchase price is, or is reasonably likely to be, greater than 5% of the book value of the assets of the other party hereto) between such other party hereto and such Third Party, (ii) any tender or exchange offer involving such other party hereto, (iii) any solicitation of proxies (other than by such other party hereto in connection with its annual meeting) with respect to the election of directors of such other party hereto, (iv) the acquisition of a substantial equity interest in, or control over, or a substantial portion of the assets of such other party hereto or (v) any other transaction similar to the foregoing with respect to such other party hereto, or (C) such other party hereto has initiated, solicited, engaged in or encouraged any discussions with a Third Party with respect to any matter described in (A) or (B) above.

12. This agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to its conflict of laws principles or rules. Each party consents and submits to the exclusive jurisdiction of the courts of the State of Delaware and the courts of the United States located in the State of Delaware for the adjudication of any action, suit or proceeding arising out of or otherwise relating to this agreement.

13. This agreement contains the sole and entire agreement between the parties with respect to the confidentiality of the Evaluation Materials and the confidentiality of their discussions, negotiations and investigations concerning a Transaction. This agreement may be amended, modified or waived only by a separate written instrument duly signed and delivered by or on behalf of both parties. The invalidity or unenforceability of

Gold Kist Inc.

August 11, 2006

any provision of this agreement shall not impair or affect the validity or enforceability of any other provision of this agreement unless the enforcement of such provision in such circumstances would be inequitable. It is expressly understood that this agreement is not intended to, and does not, constitute an agreement to consummate a Transaction, to conduct or continue negotiations with respect to a Transaction or to enter into a definitive Transaction agreement, and neither party shall have any rights or obligations of any kind whatsoever with respect to such a Transaction by virtue of this agreement or by virtue of any other written or oral expression by the parties’ respective Representatives unless and until a definitive written Transaction agreement between the parties is executed and delivered by both parties, other than for the matters specifically agreed to herein. Both parties further acknowledge and agree that each party, in its capacity as a Disclosing Party, reserves the right, in its sole discretion, to provide or not to provide Evaluation Materials of the Disclosing Party to the Recipient under this agreement, to reject any and all proposals made by the other party or any of its Representatives with regard to a Transaction and to terminate discussions and negotiations at any time.

14. If you are in agreement with the terms of this agreement, please evidence your agreement by signing, dating and returning one copy of this agreement to the undersigned.

Very truly yours,

PILGRIM’S PRIDE CORPORATION

By:	/s/ Richard A. Cogdill
Name:	Richard A. Cogdill
Title:	Chief Financial Officer

Confirmed and agreed to:

GOLD KIST INC.

By:
Name:
Title:
Dated:

August 18, 2006 Board of Directors Gold Kist, Inc. 244 Perimeter Center Parkway, N.E. Atlanta, GA 30346

Attention: Mr. A.D. Frazier

Gentlemen,

We appreciate having had the opportunity to meet with you, John Bekkers, R. Randolph Devening and W. Wayne Woody last month to discuss in more detail our proposal to combine our two companies. As you are aware, in order to preserve our flexibility with respect to the proposed combination, we have given notice, in accordance with Gold Kist’s by-laws, that we have submitted a proposal to adjust the number of Directors on Gold Kist’s Board and have submitted a slate of nine nominees for election to Gold Kist’s Board at the upcoming annual meeting of shareholders. In light of the need to provide this notice by today’s deadline, it is important for both companies’ shareholders to also know of our offer to combine Pilgrim’s Pride and Gold Kist.

As we have stated repeatedly in our correspondence since February of this year, we believe that a combination of Pilgrim’s Pride and Gold Kist will result in substantial value creation for our respective shareholders, employees, business partners and other constituencies. This belief dates back to our conversations that began in 2004, and continues to this day. While our goal remains to work together with Gold Kist to agree to a negotiated transaction, the lack of progress in our discussions to date has caused us to make our appeal directly to your shareholders.

We are writing to reiterate our offer to acquire 100% of the outstanding common stock of Gold Kist for an aggregate cash consideration of $20.00 per share, plus the assumption of Gold Kist’s debt, in a negotiated transaction. This price represents approximately a 57% premium over Gold Kist’s closing price of $12.78 on August 17, 2006. Given the significant long-term upside potential of our proposed combination, we are also willing to discuss alternative forms of consideration, including a mix of cash and Pilgrim’s Pride common stock.

We are firmly convinced there are significant strategic and financial benefits to combining our companies, including:

•	The combined company will be positioned as the world’s leading chicken producer.

•	The benefits of this position include:

-	Enable us to compete more efficiently and provide even better customer service;

-	Expand our geographic reach and customer base;

-	Further pursuing value-added and prepared foods opportunities; and

-	Offering long-term growth opportunities for our shareholders, employees, and growers.

•	The combined company will be better positioned to compete in the industry both internationally and in the U.S. as additional consolidation occurs.

We also believe the combination will be attractive to your other stakeholders, including the former co-op members who are still active contract growers. We are well aware of the unique relationship Gold Kist has built with these growers and are committed to continuing the Grower’s Council you have established. In addition, as a result of our November 2003 acquisition of ConAgra Food’s chicken division, we have gained significant experience in the regions where Gold Kist operates. Based on what we have observed, we believe that the contract pay to your current grower base is reasonable and competitive, and we therefore intend to maintain the current arrangement. Based on our knowledge of the industry and the public information available to us, we do not anticipate any significant plant consolidations or headcount reductions in your current production operations.

As you know, we have significant experience in successfully integrating large acquisitions. We believe this expertise will be beneficial in ensuring a smooth integration of our two companies.

Our Board of Directors unanimously supports the combination with Gold Kist. We have substantial current liquidity and have discussed with, and received further assurances from, our financial advisors that we have the ability to finance the transaction. We are confident that we can obtain the necessary regulatory approvals and meet other customary closing conditions. To assist us with the transaction, we have retained Baker & McKenzie LLP and Morris, Nichols, Arsht & Tunnell, LLP as legal counsel, and Credit Suisse and Legacy Partners Group LLC as financial advisors.

We sincerely wish to move forward with Gold Kist and we and our advisors are ready to meet with you to discuss this transaction. We are prepared to move quickly to finalize a definitive agreement to combine Gold Kist and Pilgrim’s Pride.

Sincerely,

PILGRIM’S PRIDE CORPORATION

Lonnie “Bo” Pilgrim

Chairman